07003537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~59539~~ 53593

RECEIVED MAR - 1 2007 PROCESSING WASH. D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0609-0766236_condition

MORNINGSTAR

Morningstar Investment Services, Inc.
225 North Michigan Avenue
Chicago, IL 60601

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer and FINOP
Title

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
MARGARET MARY SEEMANN
COMMISSION EXPIRES 09/26/07

STATEMENT OF FINANCIAL CONDITION

Morningstar Investment Services, Inc.
December 31, 2006
With Report of Independent Registered Public Accounting Firm

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services, Inc.

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 27, 2007

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 2,659,834
Fees receivable	1,531,113
Securities owned	1,058,800
Due from Parent	1,912,892
Deferred tax asset, net	739,547
Capitalized software and computer equipment – net of accumulated depreciation of $351,143	49,935
Other assets	131,241
Total assets	$ 8,083,362
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 1,095,904
Shareholder's equity:	
Common stock – $.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	19,202,759
Accumulated deficit	(12,215,302)
Total shareholder's equity	6,987,458
Total liabilities and shareholder's equity	$ 8,083,362

See accompanying notes.

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. General

Basis of Presentation

The statement of financial condition includes the accounts of Morningstar Investment Services, Inc. (the Company, we, our), a wholly owned subsidiary of Morningstar, Inc. (the Parent).

Nature of Operations

The Company, a Delaware corporation, is a registered securities broker/dealer and investment adviser, which provides discretionary portfolio-management services for financial advisors and intermediaries.

2. Summary of Significant Accounting Policies

Management's Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

Securities Owned

Securities owned represent shares owned in various mutual funds and exchange-traded funds. Securities owned are classified as trading securities and carried at current market value based on current market quotes, which approximate fair value. Securities transactions are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Due From Parent

Due from Parent includes amounts due from Morningstar, Inc. primarily for the use of net operating loss carryforwards, generated by the Company.

Capitalized Software and Computer Equipment

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force Issue No. 00-2, *Accounting for Web Site Development Costs*, and AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

The net book value of computer equipment and capitalized software at December 31, 2006, is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 202,635	$ (153,843)	$ 48,792
Capitalized software	198,443	(197,300)	1,143
Total	$ 401,078	$ (351,143)	$ 49,935

Stock-Based Compensation

Effective January 1, 2006, Morningstar, Inc. measures and records stock-based compensation expense in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), *Share Based Payment* (SFAS No. 123(R)). Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees.

2. Summary of Significant Accounting Policies (continued)

Prior to the adoption of SFAS No. 123(R), Morningstar, Inc. accounted for forfeitures as they occurred. SFAS No. 123 (R) eliminates this alternative and requires Morningstar, Inc. to estimate expected forfeitures at the grant date and recognize compensation cost only for those awards expected to vest. The cumulative effect of accounting change recorded by Morningstar, Inc. in the first quarter of 2006 to reverse the impact of stock-based compensation expense recorded in prior years related to outstanding stock options granted to the Company's employees was not material to the financial statements of the Company.

Prior to the adoption of SFAS No. 123(R), the Company classified tax benefits arising from the exercise of stock options as operating cash flows. SFAS No. 123(R) requires that the Company classify the cash flows resulting from the tax benefit that arises when the tax deductions exceed the compensation cost recognized for those options (excess tax benefits) as financing cash flows. These excess tax benefits were $453,000 in 2006.

Deferred Income Taxes

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109 (FIN 48), which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt FIN 48 in the first quarter of 2007. We do not anticipate that the adoption of FIN 48 will have a material impact on our financial statements.

In June 2006, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensation Absence* (EITF No. 06-2), which requires that a liability for employees' sabbatical benefits be accrued over the period required for employees to earn the

2. Summary of Significant Accounting Policies (continued)

right to sabbatical leave. EITF No. 06-2 is effective for fiscal years beginning after December 15, 2006; therefore, we will adopt EITF No. 06-2 in the first quarter of 2007, at which time we will record a cumulative effect of accounting change in the amount of approximately $160,000, net of tax.

3. Net Capital Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined.

At December 31, 2006, the Company had net capital, as defined, of $2,531,671, which was $2,431,671 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, as defined, was .43 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the Securities and Exchange Commission.

4. Defined-Contribution, Profit-Sharing Plan

Substantially all employees of the Company participate in the defined-contribution cash or deferred arrangement 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employee's contributions up to 7% of the employee's salaries.

5. Related-Party Transactions

Intercompany Agreement

The Company and Morningstar, Inc. have an intercompany agreement whereby the Company engages Morningstar, Inc. to provide capital and certain services. The intercompany agreement provides that payments made by Morningstar, Inc. on behalf of the Company may be treated as capital contributions until such time as the Company has the ability to pay for these services. In

5. Related-Party Transactions (continued)

2006, the Company remitted monthly payments to Morningstar, Inc. for these services. At December 31, 2006, the Company had a payable to Morningstar, Inc. in the amount of $90,271 related to the above expenses.

Tax-Sharing Agreement

In January 2003, the Company and Morningstar, Inc. entered into a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. The Tax-Sharing Agreement was amended in March 2005. At December 31, 2006, the Company has a receivable from Morningstar, Inc. in the amount of $2,003,163 related to the Tax-Sharing Agreement for tax losses of the Company utilized or expected to be utilized by Morningstar, Inc.

In accordance with the Tax-Sharing Agreement, as amended, Morningstar, Inc. will reimburse the Company $1,131,408 in the third quarter of 2007 for tax benefits related to 2005 and is expected to reimburse the Company $871,755 in the future for tax benefits related to 2006.

Due From Parent

The following is a summary of the amount due from Parent at December 31, 2006:

Benefit of net operating loss – 2005	$ 1,131,408
Benefit of net operating loss – 2006	871,755
Amount due from Parent for tax benefits	2,003,163
Amount due to Parent for intercompany charges	(90,271)
Net amount due from Parent	$ 1,912,892

6. Income Taxes

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2006, are as follows:

Deferred state taxes	$ 135,833
Stock-based compensation	591,161
Other, net	12,553
Total deferred income tax asset, net	$ 739,547

6. Income Taxes (continued)

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. Stock-Based Compensation

Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees.

These stock option and restricted stock units are granted in accordance with Morningstar, Inc.'s stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire ten years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period.

Restricted Stock Units

Morningstar, Inc. granted restricted stock units for the first time in May 2006. Morningstar, Inc. measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. Morningstar, Inc. amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period. The total grant date fair value of restricted stock units granted to the Company's employees during 2006 was approximately $472,000.

7. Stock-Based Compensation (continued)

A summary of Morningstar, Inc. restricted stock units held by the Company's employees as of December 31, 2006, is as follows:

Restricted Stock Units	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares – January 1, 2006	–	–
Granted	10,599	$44.50
Vested	–	–
Forfeited	(468)	$44.47
Nonvested shares –December 31, 2006	10,131	$44.50

Stock Options

Morningstar, Inc. measures the fair value of its stock options on the date of grant using a Black-Scholes option pricing model. The following assumptions were used in determining the Black-Scholes value for the stock options granted in 2006: risk-free interest rate of 4.33%; expected life of 6.25 years; expected volatility of 43%; expected exercise price of $45.31; and no dividend yield. The initial exercise price of options granted in 2006 will increase over the term of the options at a rate equal to the 10-year Treasury bond rate as of the date of grant; the expected exercise price included in the option pricing model was calculated using the estimated life of 6.25 years and a 10-year Treasury bond rate of 4.39%. The fair value of the options granted in 2006, calculated using a Black-Scholes option-pricing model, is $14.16.

Expected life. The expected life represents the period over which the stock options are expected to be outstanding. Because Morningstar, Inc. has limited historical information regarding stock option exercises since becoming a public company in May 2005, Morningstar, Inc. determined the expected life using the "shortcut method" described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Expected volatility. The volatility factor used in Morningstar, Inc.'s assumptions is based on an average of the historical stock prices of a group of its peers over the most recent period commensurate with the expected life of the stock option award. As a recently public company with limited historical data on the price of its stock, Morningstar, Inc. does not base its volatility assumption on its own stock price.

7. Stock-Based Compensation (continued)

Dividend yield. Morningstar, Inc. does not intend to pay dividends on common stock for the foreseeable future. Accordingly, a dividend yield of zero is used in the assumptions.

Interest rate. Morningstar, Inc. bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term that approximates the stock option award's expected life.

Expected exercise price. Options granted in 2006 have an initial exercise price that will increase over the term of the options at a rate equal to the 10-year Treasury bond rate as of the date of grant. The expected exercise price included in the option pricing model for these options was calculated using an estimated life of 6.25 years and the applicable 10-year Treasury bond rate.

A summary of Morningstar, Inc. stock options held by the Company's employees as of December 31, 2006, is as follows:

	Shares	Weighted-Average Exercise Price
Options outstanding – January 1, 2006	361,187	$13.88
Granted	5,550	34.64
Transferred	33,285	14.48
Canceled	(6,926)	16.35
Exercised	(57,559)	12.92
Options outstanding – December 31, 2006	335,537	14.85
Options exercisable	248,738	13.67

The total intrinsic value (difference between the market value of Morningstar, Inc.'s stock on the date of exercise and the exercise price of the option) of options exercised in 2006 was $1,635,000.

7. Stock-Based Compensation (continued)

Additional information for Morningstar, Inc. options outstanding and options exercisable held by the Company's employees at December 31, 2006, is as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)
$2.00 -$2.77	5,790	0.96	$ 2.29	$ 248	5,790	0.96	$ 2.29	$ 248
$8.57 – $14.13	213,003	4.91	13.15	6,795	204,154	4.85	13.35	6,473
$16.05 – $36.16	116,744	17.21	18.58	3,090	38,794	8.02	17.09	1,085
$2.00 – $36.16	335,537	9.12	14.85	$10,133	248,738	5.25	13.67	$7,806
Vested or Expected to Vest								
$2.00 – $36.16	329,719	5.42	$14.74					

The aggregate intrinsic value in the table above represents the total pretax intrinsic value based on our closing stock price of $45.05 on December 29, 2006, which would have been received by the option holders had all option holders exercised their options as of that date.

8. Contingency

In December 2004, the SEC notified Morningstar Associates, LLC and Morningstar Investment Services, Inc. that it had begun an examination. Morningstar Associates, LLC subsequently received subpoenas from the SEC, the New York Attorney General's office, and the United States Department of Labor seeking information and documents from Morningstar Associates, LLC related to the investment consulting services Morningstar Associates, LLC offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. While we cannot rule out the possibility that information and documents pertaining to Morningstar Investment Services, Inc. may be requested, we do not believe that these investigations are focused on Morningstar Investment Services, Inc.

END